PROSPECTUS SUPPLEMENT
(To Prospectus dated September 8, 1995)

   [LOGO]

$100,000,000
6.50% NOTES DUE NOVEMBER 15, 2007

INTEREST PAYABLE MAY 15 AND NOVEMBER 15

ISSUE PRICE: 99.117%

Interest on the 6.50% Notes due November 15, 2007 is payable semiannually on May 15 and November 15 of each year, commencing May 15, 1996. The Notes may not be redeemed prior to maturity and do not provide for any sinking fund. See "Description of the Notes". The Notes will be represented by a global security registered in the name of The Depository Trust Company, which will act as Depositary. Beneficial interests in the global security will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to participants' interests) and its participants. Except in the limited circumstances described herein, Notes in definitive form will not be issued. See "Description of the Notes--Book-Entry Procedures".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                PRICE            UNDERWRITING     PROCEEDS TO
                                TO PUBLIC (1)    DISCOUNT (2)     COMPANY (1)(3)
---------------------------------------------------------------------------------
Per Note                        99.117%          .675%            98.442%
---------------------------------------------------------------------------------
Total                           $99,117,000      $675,000         $98,442,000
---------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from November 21, 1995.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting estimated expenses of $250,000 payable by the Company.

The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Mayer, Brown & Platt, counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about November 21, 1995 through the facilities of The Depository Trust Company, New York, New York, against payment therefor in same-day funds.

J.P. MORGAN SECURITIES INC.                                 GOLDMAN, SACHS & CO.
BA SECURITIES, INC.
                CITICORP SECURITIES, INC.
                                             FIRST CHICAGO CAPITAL MARKETS, INC.

November 16, 1995.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate or any offer to sell or the solicitation of any offer to buy such securities in any circumstance in which such offer or solicitation is unlawful. Neither the delivery of the Prospectus Supplement or the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

The Company............................................................................        S-3
Use of Proceeds........................................................................        S-3
Ratio of Earnings to Fixed Charges.....................................................        S-3
Selected Consolidated Financial Data...................................................        S-4
Description of the Notes...............................................................        S-5
Underwriting...........................................................................        S-8

                                            PROSPECTUS

Available Information..................................................................          2
Incorporation of Certain Documents by Reference........................................          2
The Company............................................................................          3
Use of Proceeds........................................................................          4
Ratio of Earnings to Fixed Charges.....................................................          4
Description of the Securities..........................................................          4
Plan of Distribution...................................................................         11
Legal Matters..........................................................................         12
Experts................................................................................         12

                                  THE COMPANY

ALL REFERENCES TO YEARS ARE TO FISCAL YEARS ENDED JUNE 30 UNLESS OTHERWISE
STATED.

Mallinckrodt Group Inc. (the "Company") is a St. Louis-based company with 1995 net sales of $2.2 billion. The Company provides human and animal health products and specialty chemicals through its three international, technology-based operating subsidiaries: Mallinckrodt Chemical, Inc., Mallinckrodt Medical, Inc. and Mallinckrodt Veterinary, Inc. The Company has approximately 10,300 employees. The Company's Common Stock is traded on the New York Stock Exchange under the ticker symbol MKG.

Mallinckrodt Chemical is a producer of specialty pharmaceutical chemicals and specialty industrial chemicals and catalysts. Mallinckrodt Chemical is also a joint venture partner with Hercules Incorporated in a worldwide flavors business, Tastemaker, which develops and sells products for the beverage, sweet goods, savory and confection markets.

Mallinckrodt Medical provides technologically advanced, cost-effective products and services in five medical specialties: radiology; cardiology; nuclear medicine; anesthesiology; and critical care. The Company has a leadership position in many of these markets.

Mallinckrodt Veterinary is one of the world's leading animal health and nutrition companies with approximately 1,000 products sold in more than 100 countries. Products include pharmaceuticals, livestock and poultry vaccines, pesticides, bacterial and fungal infection treatments, surgical supplies, and anesthetics.

The Company's corporate headquarters is located at 7733 Forsyth Boulevard, St. Louis, MO 63105-1820, and its telephone number is: (314) 854-5200.

                                USE OF PROCEEDS

The net proceeds to be received by the Company from the issuance and sale of the Notes offered hereby are expected to be used to reduce outstanding commercial paper and for other general corporate purposes. On November 14, 1995, the Company had approximately $172 million of commercial paper outstanding, with a weighted average maturity of 17 days and bearing a weighted average interest rate of approximately 6.03% per annum. See "Underwriting".

                       RATIO OF EARNINGS TO FIXED CHARGES

                           THREE MONTHS ENDED
                             SEPTEMBER 30,            YEARS ENDED JUNE 30,
                           ------------------   --------------------------------
                                  1995          1995   1994   1993   1992   1991
                           ------------------   ----   ----   ----   ----   ----
Ratio of earnings to
 fixed charges                     4.5          5.3    4.0     (1)   4.9    4.0

------------------------
(1) Earnings were inadequate to cover fixed charges for the year ended June 30, 1993, primarily due to restructuring charges recorded during the year. The coverage deficiency was approximately $140 million.

The ratio of earnings to fixed charges is based on earnings from continuing operations and has been computed on a total enterprise basis. Earnings represent income from continuing operations before income taxes and fixed charges, net of capitalized interest. Fixed charges consist of interest expense before reduction for capitalized interest, one-third of rental expense (net of rental income from subleased properties), which is considered to be representative of the interest factors in the leases, and the Company's proportionate share of interest expense of 50%-owned entities accounted for by the equity method before reduction for capitalized interest, and amortization of debt discount and expenses.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth historical data for the periods indicated. The selected consolidated financial data of the Company for each of the five years during the period ended June 30, 1995, have been derived from the audited consolidated financial statements of the Company which were audited by Ernst & Young LLP, independent auditors, and should be read in conjunction with the consolidated financial statements contained in the Company's Annual Reports on Form 10-K for the years ended June 30, 1991 through 1995, including, with respect to the Company's Annual Report on Form 10-K for the year ended June 30, 1995, the amendments to such report referenced below. The Company's Annual Report on Form 10-K for the year ended June 30, 1995, as amended by Amendment No. 1 thereto on Form 10-K/A, dated November 3, 1995 and Amendment No. 2 thereto on Form 10-K/A, dated November 15, 1995, and the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995, as amended by Amendment No. 1 thereto on Form 10-Q/A, dated November 15, 1995, are incorporated herein by reference. The selected consolidated financial data of the Company for the quarterly periods ended September 30, 1995 and 1994 should be read in conjunction with the consolidated financial statements contained in the Company's Annual Reports on Form 10-K for the years ended June 30, 1995 (as amended) and 1994, respectively, and the consolidated financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (as amended). Such quarterly selected consolidated financial data is unaudited but includes all adjustments which the Company's management considers necessary for a fair presentation. These adjustments consist of normal recurring accruals except as discussed in Note 1 below. Interim results are not necessarily indicative of the results for the full year.

                                                                                                              THREE MONTHS ENDED
                                                                   YEARS ENDED JUNE 30,                          SEPTEMBER 30,
                                                 ---------------------------------------------------------   ---------------------
                                                   1995       1994(3)     1993(4)     1992(5)      1991        1995        1994
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                      (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
    OPERATIONS STATEMENT DATA:
    Net sales                                    $ 2,212.1   $ 1,940.1   $ 1,796.3   $ 1,702.9   $ 1,633.9   $   492.1   $   448.6
    Operating costs and expenses:
      Cost of goods sold                           1,215.2     1,037.3       970.6       915.6       910.0       268.3       248.3
      Selling, administrative and general
       expenses                                      577.3       522.0       511.2       480.3       457.4       138.9       123.7
      Research and development expenses               97.8        95.3        95.3        90.5        80.8        24.1        23.2
      Restructuring charge                                        93.9       334.1
      Other operating (income) expense, net           (7.1)       (1.5)       (5.9)       (9.0)        1.1        (3.2)       (2.1)
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                   1,883.2     1,747.0     1,905.3     1,477.4     1,449.3       428.1       393.1
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Operating earnings (loss)                        328.9       193.1      (109.0)      225.5       184.6        64.0        55.5
    Equity in pre-tax earnings of joint venture       25.3        18.5        10.6         1.6                     7.3         6.1
    Interest and other nonoperating income
     (expense), net                                   (4.2)        (.4)        2.6        15.3        11.4         (.4)        (.3)
    Interest expense                                 (55.4)      (39.8)      (37.3)      (39.6)      (42.7)      (13.8)      (12.0)
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Earnings (loss) from continuing operations
     before income taxes                             294.6       171.4      (133.1)      202.8       153.3        57.1        49.3
    Income tax provision (benefit)                   110.5        64.0       (19.3)       74.0        56.1        21.4        18.8
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Earnings (loss) from continuing operations       184.1       107.4      (113.8)      128.8        97.2        35.7        30.5
    Earnings (loss) from discontinued
     operations (1)                                   (3.8)       (3.6)       (6.0)       (1.3)       (9.0)        3.5         3.4
    Cumulative effect of accounting changes                                  (80.6)
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Net earnings (loss)                              180.3       103.8      (200.4)      127.5        88.2        39.2        33.9
    Preferred stock dividends                          (.4)        (.4)        (.4)        (.4)        (.4)        (.1)        (.1)
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Available for common shareholders            $   179.9   $   103.4   $  (200.8)  $   127.1   $    87.8   $    39.1   $    33.8
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Per Common Share Data (2)
    Earnings (loss) from continuing operations   $    2.37   $    1.38   $   (1.48)  $    1.65   $    1.37   $     .46   $     .40
    Net earnings (loss)                               2.32        1.33       (2.60)       1.63        1.24         .50         .44
    Weighted average common shares (in
     millions)                                        77.5        77.6        77.4        77.8        70.6        77.9        77.6

                       (FOOTNOTES CONTINUED ON NEXT PAGE)

                                                                   YEARS ENDED JUNE 30,                        AT SEPTEMBER 30,
                                                 ---------------------------------------------------------   ---------------------
                                                   1995       1994(3)     1993(4)     1992(5)      1991        1995        1994
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                      (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
    BALANCE SHEET DATA:
    Working capital                              $   271.8   $   261.3   $   203.7   $   351.6   $   409.0   $   252.7   $   254.9
    Total assets                                   2,720.6     2,433.5     2,177.6     2,050.8     2,250.2     2,764.3     2,460.5
    Total debt                                       699.0       669.8       617.0       373.7       643.4       772.3       677.7
    Shareholders' equity                           1,171.5     1,015.9       910.5     1,224.2     1,084.2     1,183.5     1,052.2

                                                                                                              THREE MONTHS ENDED
                                                                                                                 SEPTEMBER 30,
                                                                                                             ---------------------
                                                                                                               1995        1994
                                                                                                             ---------   ---------
    CASH FLOW DATA:
    Capital expenditures                         $   160.8   $   172.3   $   188.3   $   150.4   $   123.4   $    36.8   $    48.2
    Depreciation and amortization                    125.0       104.6        96.1        89.3        86.6        34.4        35.5
    Cash provided by operations                      284.5       227.3       136.6        24.6       165.1        22.6        35.3

------------------------------
(1) The discontinued operations charges for 1995, 1994 and 1993 primarily included environmental and related litigation costs related to operations previously disposed. The results for 1992 included a nonrecurring after-tax gain of $.3 million, from net effects related to sales of stock of IMC Global Inc. ("IMC"), formerly a wholly-owned subsidiary of the Company. The results for 1991 included nonrecurring after-tax charges of $2.8 million or $.04 per share, also from net effects related to the IMC stock sales. Results for 1992 and 1991 also included after-tax charges of $1.3 million, or $.02 per share; and $6.2 million, or $.09 per share; respectively, for environmental and litigation costs related to operations previously sold. Effective October 16, 1995, the Company's Veterinary subsidiary completed the sale of its animal feed ingredients business unit. Gross proceeds from the sale were $110 million. Results for the feed ingredients business have been accounted for as a discontinued operation and, accordingly, results for the quarterly periods ended September 30, 1995 and September 30, 1994, respectively, as well as the Balance Sheet data at September 30, 1995, and September 30, 1994, respectively, have been restated. Feed ingredients net sales were $37.2 million and $39.1 million and operating earnings were $7.0 million and $6.7 million for the quarters ended September 30, 1995 and 1994, respectively. Net assets for the feed ingredients business have been segregated into their current and noncurrent components in the selected balance sheet data as at September 30, 1995. The Company anticipates realizing a gain on this transaction, net of costs associated with disposal, but cannot yet quantify the amount. The information for fiscal years 1991 through 1995 will be restated to reflect the feed ingredients business as a discontinued operation no later than the time the Company files its Annual Report on Form 10-K for the year ended June 30, 1996.

(2) Presented on a primary per common share basis adjusted for the 3-for-1 stock split in November 1991.

(3) Results for 1994 included restructuring charges aggregating $93.9 million, $58.8 million after taxes, or $.76 per share. Pre-tax charges in 1994 included in Mallinckrodt Medical and Mallinckrodt Veterinary operating earnings were $73.9 million and $20.0 million, respectively. The income tax provision for 1994 included favorable adjustments of $3.0 million, or $.04 per share from U.S. and foreign tax law changes.

(4) Results for 1993 included restructuring charges totaling $334.1 million, $242.2 million after taxes, or $3.13 a share, and charges of $5.5 million, $3.4 million after taxes, or $.04 a share, from executive resignations resulting from the performance of Mallinckrodt Veterinary. The net incremental charges for FAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," FAS No. 109 "Accounting for Income Taxes" and FAS No. 112 "Employers' Accounting for Postemployment Benefits" amounted to $8.5 million, $3.8 million after taxes, or $.05 a share.

(5) Results for 1992 included an after-tax charge of $2.4 million, or $.03 per share related to the formation of Tastemaker, the flavors joint venture, and an after-tax charge of $3.0 million, or $.04 per share related to technical manufacturing control problems at Mallinckrodt Veterinary's Kansas City, Kansas manufacturing facility. These charges were partially offset by an after-tax gain of $6.7 million, or $.08 per share from sales of investments.

                            DESCRIPTION OF THE NOTES

The Notes are to be issued under an indenture, dated as of March 15, 1985, as amended and restated as of February 15, 1995, and as may be further amended and supplemented (the "Indenture"), between the Company and First Trust of New York, National Association, as trustee (the "Trustee"). The following summaries of certain provisions of the Indenture and of the Notes offered hereby (referred to in the accompanying Prospectus as "Securities" and "Offered Securities") supplement, and to the extent inconsistent therewith replace, the description of the general terms and provisions of the Securities set forth in the accompanying Prospectus, to which description reference is hereby made. The following summaries do not purport to be complete and are subject to, and qualified in their entirety by reference to, all the provisions of the Indenture, including the definition therein of certain terms. As used in this "Description of the Notes," unless the context indicates otherwise, the "Company" refers to Mallinckrodt Group Inc. and does not include its subsidiaries.

GENERAL

The Notes will be unsecured and unsubordinated obligations of the Company and will rank on a parity on right of payment with all other unsecured and unsubordinated obligations of the Company.

The Notes will be limited to $100,000,000 aggregate principal amount and will mature on November 15, 2007. The Notes will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement from November 21, 1995 or from the most recent date to which interest has been paid or provided for, payable semi-annually on May 15 and November 15 (each an "Interest Payment Date") of each year, commencing May 15, 1996, to the persons in whose names such Notes are registered at the close of business on the preceding November 1 and May 1 (each a "Regular Record Date"), respectively. The Notes will be issued in fully registered form only in the denomination of $1,000 and integral multiples thereof.

The principal of and interest on the Notes will be payable and the Notes will be transferable at the corporate trust office of the Trustee in the Borough of Manhattan, The City of New York.

The Notes are not redeemable by the Company prior to maturity and are not entitled to any sinking fund.

The covenants contained in the Indenture and the Notes do not provide for redemption at the option of a holder nor afford holders protection in the event of a highly leveraged or other transaction that may adversely affect holders.

BOOK-ENTRY PROCEDURES

The Notes will be issued initially in the form of a fully registered global security (the "Global Security") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary"), and registered in the name of the Depositary's nominee. Except as set forth in the last paragraph of this section, the Notes will not be issuable in certificated form.

The Depositary has advised the Company and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Upon the issuance of the Global Security, the Depositary or its nominee will credit the accounts of persons holding a beneficial interest in such Global Security with the respective principal amounts of the Notes represented by such Global Security. Such accounts shall be designated by the Underwriters. Ownership of beneficial interests in the Global Security will be limited to persons that have accounts with the Depositary or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitation and such laws may impair the ability to transfer beneficial interests in the Global Security.

So long as the Depositary, or its nominee, is the registered owner of such Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have Notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

Payment of principal of and any premium and interest on Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Notes. None of the Company, the Trustee, the Underwriters, any Paying Agent or the Security Registrar for such Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Notes or for maintaining, supervising or receiving any records relating to such beneficial ownership interests.

The Company expects that the Depositary or its nominee, as the case may be, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security for such Notes as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Notes in definitive form in exchange for the Global Security representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by the Global Security and, in such event, the Company will issue Notes in definitive form in exchange for the Global Security representing such Notes. Further, if the Company so specifies with respect to the Notes, an owner of a beneficial interest in the Global Security may, on terms acceptable to the Company and the Depositary, receive Notes in definitive form. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery in definitive form of Notes equal in principal amount to such beneficial interest and to have such Notes registered in its name. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof.

SAME-DAY SETTLEMENT AND PAYMENT

Settlement for the Notes will be made by the Underwriters in immediately available funds. All payment of principal and interest will be made by the Company in immediately available funds or the equivalent, so long as the Depositary continues to make its Same-Day Funds Settlement System available to the Company.

Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

INFORMATION CONCERNING THE TRUSTEE

First Trust of New York, National Association, Trustee under the Indenture, is also the trustee for the Company's 9.875% Sinking Fund Debentures due March 15, 2011, the Company's 6% Notes due October 15, 2003, the Company's 7% Debentures due December 15, 2013 and the Company's 6.75% Notes due September 15, 2005, all of which have been issued under the Indenture and are unsecured obligations of the Company ranking equally with the Notes.

                                  UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement dated as of November 16, 1995 and the related Pricing Agreement dated as of November 16, 1995, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below.

                                           PRINCIPAL
                                           AMOUNT OF
UNDERWRITER                                  NOTES
----------------------------------------  ------------
J.P. Morgan Securities Inc..............  $ 50,000,000
Goldman, Sachs & Co.....................    20,000,000
BA Securities, Inc......................    10,000,000
Citicorp Securities, Inc................    10,000,000
First Chicago Capital Markets, Inc......    10,000,000
                                          ------------
    Total...............................  $100,000,000
                                          ------------
                                          ------------

Under the terms of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

The Company has been advised by the Underwriters that they propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such prices less a concession of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters presently intend to make a market in the Notes, although the Underwriters are under no obligation to do so and the Underwriters may discontinue such market making at any time in their sole discretion. Accordingly, no assurance can be given as to the liquidity of, or the trading markets for, the Notes.

Settlement for the Notes will be made in immediately available funds and all secondary trading in the Notes will settle in immediately available funds. See "Description of the Notes-Same-Day Settlement and Payment".

In the ordinary course of their respective businesses, the Underwriters and/or their respective affiliates have engaged, and may in the future engage, in commercial banking and investment banking transactions with the Company and affiliates of the Company. J.P. Morgan Securities Inc. and Goldman Sachs Money Markets, L.P., an affiliate of Goldman, Sachs & Co., also act as dealers under the Company's commercial paper program, and from time to time they may acquire and hold the Company's commercial paper. The First Chicago Trust Company of New York, an affiliate of First Chicago Capital Markets, Inc., is the transfer agent for the Company's common stock.

The Company has agreed to indemnify each Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933.

   [LOGO]

                                  $300,000,000

                            MALLINCKRODT GROUP INC.

                                DEBT SECURITIES

                               ------------------

    Mallinckrodt Group Inc. (the "Company") may from time to time offer up to $300,000,000 aggregate initial offering price of its debt securities (the "Debt Securities"), on terms to be determined at the time of sale, and as more fully described under "Description of the Securities." The accompanying Prospectus Supplement (the "Prospectus Supplement") sets forth the specific designation, the aggregate principal amount offered, authorized denominations, maturity, purchase price, rate (which may be fixed or variable) and time of payment of interest, any terms of redemption (including any sinking fund) and any other specific terms of the Debt Securities in respect of which this Prospectus and the Prospectus Supplement are being delivered (the "Offered Securities"), together with the terms of the offering and sale of the Offered Securities.

    The Company may sell Debt Securities to or through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of the foregoing. See "Plan of Distribution." Unless otherwise set forth in the Prospectus Supplement, such underwriters will include either or both of Goldman, Sachs & Co. and J.P. Morgan Securities Inc., acting alone or as representatives of a group of underwriters. Either or both of Goldman, Sachs & Co. and J.P. Morgan Securities Inc. may also act as agents. The accompanying Prospectus Supplement sets forth the names of such underwriters or agents, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

                            ------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND  EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND  EXCHANGE COMMISSION OR  ANY STATE  SECURITIES
        COMMISSION  PASSED  UPON THE  ACCURACY  OR ADEQUACY  OF THIS
            PROSPECTUS. ANY  REPRESENTATION TO                 THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

GOLDMAN, SACHS & CO.                                 J.P. MORGAN SECURITIES INC.

                                ----------------

               The date of this Prospectus is September 8, 1995.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements, information statements and other information filed by the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; the Chicago Stock Exchange, Inc., 440 South LaSalle Street, Chicago, Illinois 60605; and the Pacific Stock Exchange, Incorporated, 618 South Spring Street, Los Angeles, California 90014 and 301 Pine Street, San Francisco, California 94104.

    The  Company's  Common  Stock,  $1  par  value,  is  listed  on  the   three
aforementioned stock exchanges.

    This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933 (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the Debt Securities. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

        (1) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994.

        (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1994, December 31, 1994 and March 31, 1995.

        (3) The Company's current reports on Form 8-K dated August 15, 1994, September 13, 1994, September 21, 1994, October 19, 1994, October 28, 1994, November 3, 1994, January 4, 1995, March 1, 1995 and September 8, 1995.

        (4) The Company's proxy statement dated September 8, 1995, relating to the 1995 Annual Meeting of Stockholders.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a Prospectus is delivered a copy of any or all of the information that has been incorporated by reference herein (other than exhibits to such documents) upon written or oral request. Requests for such copies should be directed to the Corporate Secretary, Mallinckrodt Group Inc., 7733 Forsyth Boulevard, St. Louis, MO 63105-1820, telephone number (314) 854-5200.

                                  THE COMPANY

    Mallinckrodt Group Inc. (the "Company") is a St. Louis-based company with 1995 net sales of $2.2 billion. The Company provides human and animal health products and specialty chemicals through its three international, technology-based operating subsidiaries: Mallinckrodt Chemical, Inc., Mallinckrodt Medical, Inc. and Mallinckrodt Veterinary, Inc. The Company has approximately 10,300 employees. The Company's Common Stock is traded on the New York Stock Exchange under the ticker symbol MKG.

    Mallinckrodt Chemical is a producer of specialty pharmaceutical chemicals and specialty industrial chemicals and catalysts. Mallinckrodt Chemical is also a joint venture partner with Hercules Incorporated in a worldwide flavors business, Tastemaker, which develops and sells products for the beverage, sweet goods, savory and confection markets.

    Mallinckrodt Medical provides technologically advanced, cost-effective products and services in five medical specialties: radiology; cardiology; nuclear medicine; anesthesiology; and critical care. The Company has a leadership position in many of these markets.

    Mallinckrodt Veterinary is one of the world's leading animal health and nutrition companies with approximately 1,000 products sold in more than 100 countries. Products include pharmaceuticals, livestock and poultry vaccines, pesticides, mineral feed ingredients, bacterial and fungal infection treatments, surgical supplies, and anesthetics.

    The Company was founded in 1909 and was primarily a producer and manufacturer of fertilizers and other commodity chemicals. The Company undertook a major restructuring of its businesses beginning with the February 1986 acquisition of the Mallinckrodt Medical and Mallinckrodt Chemical businesses. In October 1986, the Company sold its industrial products and oil and gas divisions. Beginning in February 1988, the Company began reducing its interest in its fertilizer business, which is now an independent publicly-held company named IMC Global Inc. ("IMC Global") (formerly IMC Fertilizer Group, Inc.), and the Company completed the disposition of its remaining equity interest in IMC Global on July 2, 1991. Since 1986, the Company has expanded its animal health business through a series of acquisitions, including the acquisition of the Pitman-Moore business in 1987 and the acquisition of Coopers Animal Health Group in 1989.

    In June 1993, the Company announced the details of a restructuring program which resulted in a charge of $242 million after taxes, most of which was for actions taken at Mallinckrodt Veterinary. In June 1994, the Company announced the details of a further restructuring program which resulted in a charge of $59 million after taxes, most of which relates to Mallinckrodt Medical.

    In March 1994, the Company changed its name from IMCERA Group Inc. to Mallinckrodt Group Inc. and moved its headquarters from Northbrook, Illinois to St. Louis, Missouri. The Company's corporate headquarters is located at 7733 Forsyth Boulevard, St. Louis, MO 63105-1820, and its telephone number is: (314) 854-5200.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Offered Securities will be added to the general funds of the Company and will be used for general corporate purposes, except as otherwise noted in any Prospectus Supplement. Pending such a use, some portion of such funds may be invested in short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                           YEARS ENDED JUNE 30,
                                ------------------------------------------
                                 1995     1994     1993     1992     1991
                                ------   ------   ------   ------   ------
Ratio of earnings to fixed
 charges......................    5.3      4.0       (1)     4.9      4.0

------------------

(1) Earnings were inadequate to cover fixed charges for the year ended June 30, 1993, primarily due to restructuring charges recorded during the year. The coverage deficiency was approximately $140 million.

    The ratio of earnings to fixed charges is based on earnings from continuing operations and has been computed on a total enterprise basis. Earnings represent income from continuing operations before income taxes and fixed charges, net of capitalized interest. Fixed charges consist of interest expense before reduction for capitalized interest, one-third of rental expense (net of rental income from subleased properties), which is considered to be representative of the interest factors in the leases, and the Company's proportionate share of interest expense of 50%-owned entities accounted for by the equity method before reduction for capitalized interest, and amortization of debt discount and expenses.

                         DESCRIPTION OF THE SECURITIES

    The following description of the Debt Securities sets forth certain general terms and provisions of the Offered Securities to which any Prospectus Supplement may relate. The Debt Securities are to be issued under an Indenture dated as of March 15, 1985, as amended and restated as of February 15, 1995, and as may be further amended and supplemented (the "Indenture"), between the Company and First Trust of New York, National Association, as trustee (the
"Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The particular terms of the Offered Securities and the extent, if any, to which such general provisions may apply to the Offered Securities will be described in the Prospectus Supplement relating to such Offered Securities.

    The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definition therein of certain terms. Wherever particular articles, sections or defined terms of the Indenture are referred to, it is intended that such articles, sections or defined terms shall be incorporated herein by reference.

GENERAL

    The Indenture does not limit the aggregate principal amount of debentures, notes or other evidences of indebtedness which may be issued thereunder (such debentures, notes or other evidences of indebtedness issued under the Indenture being herein referred to as the "Securities"). The Indenture provides that Securities may be issued from time to time in one or more series. The Securities will be unsecured obligations ranking equally with each other and with other unsecured and unsubordinated indebtedness of the Company.

    The Prospectus Supplement relating to the particular Securities offered thereby will describe the following terms of the Offered Securities: (1) the title of the Offered Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) the record date for determining the persons to whom any interest on any Offered Securities of the series will be payable; (4) the date or dates on which the principal of the Offered Securities will be payable; (5) the rate or rates (or formula for determining such rates) at which the Offered Securities of the series will bear interest, if any, the date or dates from which such interest will accrue, the interest payment dates on which such interest will be payable and the record dates for the determination of Holders to whom interest is payable; (6) whether the interest rate or interest rate formula for Offered Securities of the series may be reset at the option of the Company or otherwise, and the date or dates on which such interest rate or interest rate formula may be reset; (7) the place or places where the principal and interest on the Offered Securities of the series will be payable and the place or places where the Offered Securities may be surrendered for registration or transfer or exchange; (8) the date, if any, after which the Offered Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption provisions; (9) any mandatory or optional sinking fund or analogous provisions; (10) the currency or the composite currency in which the Offered Securities are denominated (the "Specified Currency"); (11) the currency or currencies of payment of principal of and any premium and interest on the Offered Securities if other than the Specified Currency; (12) any index used to determine the amount of payments of principal of and any premium and interest on the Offered Securities; (13) any additional covenants applicable to the Offered Securities; and (14) any other terms of the Offered Securities (which terms will not be inconsistent with the provisions of the Indenture). Unless otherwise indicated in the Prospectus Supplement, principal of (and premium, if any) and interest, if any, on the Offered Securities will be payable, and transfers of the Offered Securities will be registrable, at the Corporate Trust Office of the Trustee (currently located at 100 Wall Street, Suite 1600, New York, New York 10005), provided that at the option of the Company payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register. (Sections 3.01, 3.03, 3.06 and 5.02)

    Unless otherwise indicated in the Prospectus Supplement, the Offered Securities will be issued only in fully registered form without coupons in denominations of 1,000 units of the Specified Currency or any integral multiple thereof. (Section 3.02) No service charge will be made for any registration of transfer or exchange of Offered Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.06)

    If any of the Offered Securities are denominated in a Specified Currency other than U.S. dollars or if the principal, premium and/or interest with respect to any series of Offered Securities is payable in a Specified Currency other than U.S. Dollars, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Offered Securities related to such Specified Currency will be set forth in the applicable Prospectus Supplement.

    The Company shall not be required to (i) issue, register the transfer of, or exchange Securities of any series during the period from 15 days prior to the mailing of notice of redemption of Securities of that series to the date of such mailing or (ii) register the transfer of or exchange any Security so selected for redemption, except the unredeemed portion of any Security being redeemed in part. (Section 3.06)

    Securities may be issued under the Indenture as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. Federal income tax and other considerations applicable to any Security that is issued with "original issue discount" for Federal income tax purposes (which may include an Original Issue Discount Security) will be described in the Prospectus Supplement relating thereto.

    The Prospectus Supplement may indicate terms for redemption at the option of a Holder. Unless otherwise indicated in the Prospectus Supplement, the covenants contained in the Indenture and the Offered Securities would not provide for redemption at the option of a Holder nor afford Holders protection in the event of a highly leveraged or other transaction that may adversely affect Holders.

CERTAIN DEFINITIONS

    The following terms are defined substantially as follows in Section 1.01 of the Indenture and are used herein as so defined.

    CONSOLIDATED NET TANGIBLE ASSETS. (a) The total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all liabilities and liability items, except for indebtedness payable by its terms more than one year from the date of incurrence thereof (or renewable or extendible at the option of the obligor for a period ending more than one year after such date of incurrence), capitalized rent, capital stock and surplus, surplus reserves and deferred income taxes and credits and other non-current liabilities, and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt, and other like intangibles (except prepaid royalties), which, in each case, under generally accepted accounting principles would be included on a consolidated balance sheet of the Company and its Restricted Subsidiaries, less (b) loans, advances, equity investments and contingent liabilities of every nature (other than accounts receivable arising from the sale of merchandise in the ordinary course of business) at the time outstanding which were made or incurred by the Company and its Restricted Subsidiaries to, in or for Unrestricted Subsidiaries or to, in or for corporations while they were Unrestricted Subsidiaries and which at the time of computation are not Subsidiaries.

    PRINCIPAL FACILITY. Any manufacturing plant, warehouse, office building or parcel of real property (including fixtures but excluding leases and other contract rights which might otherwise be deemed real property) owned by the Company or any Restricted Subsidiary, provided each such plant, warehouse, office building or parcel of real property has a gross book value (without deduction for any depreciation reserves) of in excess of two percent of the Consolidated Net Tangible Assets of the Company and the Restricted Subsidiaries, other than any such plant, warehouse, office building or parcel of real property or portion thereof which, in the opinion of the Board of Directors of the Company, is not of material importance to the business conducted by the Company and its Subsidiaries taken as a whole.

    RESTRICTED SUBSIDIARY. Any corporation in which the Company directly or indirectly owns voting securities entitling it to elect a majority of the directors and (a) which (i) existed as such on the date of the Indenture or is the successor, directly or indirectly, to, or owns, directly or indirectly, any equity interest in, a corporation which so existed, (ii) has its principal place of business and the principal location of its assets in the United States (including its territories and possessions) or Canada or both, (iii) has as its principal business a business other than the financing of the acquisition or disposition of real, personal or intangible property or the owning, leasing, dealing in or developing of real property for residential or office building purposes, and (iv) does not have assets substantially all of which consist of the securities of one or more corporations which are not Restricted Subsidiaries, or (b) which, pursuant to the terms of the Indenture, is designated a Restricted Subsidiary by the Company after the date of the Indenture; provided, however, the Company may not designate a Subsidiary to be a Restricted Subsidiary if the Company would thereby breach any covenant or agreement contained in the Indenture (on the assumption that any transaction to which such Subsidiary was a party at the time of such designation and which would have given rise to Secured Debt or constituted a Sale and Leaseback Transaction at the time it was entered into had such Subsidiary then been a Restricted Subsidiary was entered into at the time of such designation). None of the existing principal operating subsidiaries of the Company are Restricted Subsidiaries under the Indenture.

    SALE AND LEASEBACK TRANSACTION. Any sale or transfer made by the Company or one or more Restricted Subsidiaries (except a sale or transfer made to the Company or one or more Restricted Subsidiaries) of any Principal Facility which (in the case of a Principal Facility which is a manufacturing plant, warehouse, office building or developed mining property) has been in operation, use or commercial production (exclusive of test and start-up periods) by the Company or any Restricted Subsidiary for more than 120 days prior to such sale or transfer, or which (in the case of a Principal Facility which is a parcel of real property other than a manufacturing plant, warehouse, office building or developed mining property) has been owned by the Company or any Restricted Subsidiary for more than 120 days prior to such sale or transfer, if such sale or transfer is made with the intention of leasing, or as part of an arrangement involving the lease, of such Principal Facility to the Company or a Restricted Subsidiary (except a lease for a period not exceeding 36 months, made with the intention that the use of the leased Principal Facility by the Company or such Restricted Subsidiary will be discontinued on or before the expiration of such period). Any Secured Debt otherwise permitted pursuant to the Indenture will not be deemed to create or be defined to be a Sale and Leaseback Transaction.

    SECURED DEBT. Any indebtedness for money borrowed by, or evidenced by a note or other similar instrument of, the Company or a Restricted Subsidiary, and any other indebtedness of the Company or a Restricted Subsidiary on which by the terms of such indebtedness interest is paid or payable, including obligations evidenced or secured by leases, installment sales agreements or other instruments in connection with industrial development bonds as defined in
Section 103(c)(2) of the Internal Revenue

Code of 1954 (other than indebtedness owed by a Restricted Subsidiary to the Company, by a Restricted Subsidiary to another Restricted Subsidiary or by the Company to a Restricted Subsidiary), which in any such case is secured by (a) a Security Interest in any Principal Facility, or (b) a Security Interest in any shares of stock owned directly or indirectly by the Company in a Restricted Subsidiary or in indebtedness for money borrowed by a Restricted Subsidiary from the Company or another Restricted Subsidiary. The securing in the foregoing manner of any previously unsecured debt shall be deemed to be the creation of Secured Debt at the time such security is given. The amount of Secured Debt at any time outstanding shall be the maximum aggregate amount then owing thereon by the Company and its Restricted Subsidiaries.

    SECURITY  INTEREST.    Any  mortgage,  pledge,  lien,  encumbrance  or other
security interest which secures payment or performance of an obligation.

    SENIOR FUNDED DEBT. Any obligation of the Company or any Restricted Subsidiary which, as of the date of its creation, was payable by its terms more than one year from the date of incurrence thereof (or renewable or extendible at the option of the obligor for a period ending more than one year after such date of incurrence), which under generally accepted accounting principles should be shown as a liability on a consolidated balance sheet of the Company and its Restricted Subsidiaries, and which, in the case of such an obligation of the Company, is not subordinate and junior in right of payment to the prior payment of the Debt Securities.

CERTAIN COVENANTS OF THE COMPANY

    RESTRICTION ON CREATION OF SECURED DEBT. The Indenture provides that so long as the Securities of any series are outstanding, the Company will not, and will not cause or permit a Restricted Subsidiary to, create, incur, assume or guarantee any Secured Debt or create any Security Interest securing any indebtedness existing on the date of the Indenture which would constitute Secured Debt if it were secured by a Security Interest in a Principal Facility unless the Securities will be secured equally and ratably (subject to applicable priorities of payment) by the Security Interest securing such Secured Debt or indebtedness, except that the Company and its Restricted Subsidiaries may incur certain Secured Debt without so securing the Securities. Among such permitted Secured Debt is indebtedness secured by (i) certain Security Interests to secure payment of the cost of acquisition, construction, development or improvement of property, (ii) Security Interests on property at the time of acquisition assumed by the Company or a Restricted Subsidiary, or on the property or on the outstanding shares or indebtedness of a corporation or firm at the time it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or a Restricted Subsidiary or the Company or a Restricted Subsidiary acquires the properties of such corporation or firm as an entirety or substantially as an entirety, (iii) Security Interests arising from conditional sales agreements or title retention agreements with respect to property acquired by the Company or any Restricted Subsidiary, (iv) certain Security Interests to secure progress or advance payments, (v) Security Interests securing indebtedness of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary, (vi) mechanics' and other statutory liens arising in the ordinary course of business (including construction of facilities) in respect of obligations which are not due or which are being contested in good faith, (vii) liens for taxes, assessments or governmental charges not yet due or for taxes, assessments or governmental charges which are being contested in good faith,
(viii) Security Interests (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and, in case of judgment liens, execution thereon is stayed, (ix) certain landlords' liens on fixtures, (x) Security Interests to secure partial, progress, advance or other payments or indebtedness incurred for the purpose of financing construction on or improvement of property subject to such Security Interests and (xi) certain Security Interests in favor, or made at the request, of governmental bodies. Additionally, such permitted Secured Debt includes (with certain limitations) any extension, renewal or refunding, in whole or in part, of any Secured Debt permitted at the time of the original incurrence thereof. In addition to the foregoing, the Company and its Restricted Subsidiaries may have Secured Debt, without equally and ratably securing the Securities, if the sum of
(a) the amount of Secured Debt entered into after the date of the Indenture and otherwise prohibited by the Indenture plus (b) the aggregate value of Sale and Leaseback Transactions entered into after the date of the Indenture and otherwise prohibited by the Indenture does not exceed ten percent of Consolidated Net Tangible Assets. (Section 5.05)

    RESTRICTION ON SALE AND LEASEBACK TRANSACTIONS. The Indenture provides that so long as the Securities of any series are outstanding, the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction unless (a) the Company or such Restricted Subsidiary would be entitled to incur Secured Debt permitted by the Indenture only by reason of the provision described in the last sentence of the preceding paragraph equal in amount to the net proceeds of the property sold or transferred or to be sold or transferred pursuant to such Sale and Leaseback Transaction and secured by a Security Interest on the property to be leased without equally and ratably securing the Securities, or (b) the Company or a Restricted Subsidiary shall apply within one year after the effective date of such Sale and Leaseback Transaction, or shall have committed within one year after the effective date of such Sale and Leaseback Transaction to apply, an amount equal to such net proceeds (x) to the acquisition, construction, development or improvement of properties, facilities, or equipment used for operating purposes which are, or upon such acquisition, construction, development, or improvement will be, a Principal Facility or Facilities or a part thereof or (y) to the redemption of Securities or (z) to the repayment of Senior Funded Debt of the Company or of any Restricted Subsidiary (other than Senior Funded Debt owed to any Restricted Subsidiary), or in part to such acquisition, construction, development or improvement and in part to such redemption and/or repayment. In lieu of applying an amount equal to such net proceeds to such redemption the Company may, within one year after such sale or transfer, deliver to the Trustee Securities (other than Securities made the basis of a reduction in a mandatory sinking fund payment) for cancellation and thereby reduce the amount to be applied to the redemption of Securities by an amount equivalent to the aggregate principal amount of the Securities so delivered. (Section 5.06)

    RESTRICTIONS ON TRANSFER OF PRINCIPAL FACILITY TO CERTAIN SUBSIDIARIES. The Indenture provides that, so long as the Securities of any series are outstanding, the Company will not, and will not cause or permit any Restricted Subsidiary to, transfer any Principal Facility to any Subsidiary which was not a Restricted Subsidiary at the time of such transfer unless it shall apply within one year of the effective date of such transaction, or shall have committed within one year of such effective date to apply, an amount equal to the fair value of such Principal Facility at the time of such transfer (i) to the acquisition, construction, development or improvement of properties, facilities or equipment which are, or upon such acquisition, construction, development or improvement will be, a Principal Facility or Facilities or a part thereof or
(ii) to the redemption of Securities or (iii) to the repayment of Senior Funded Debt of the Company or any Restricted Subsidiary (other than Senior Funded Debt owed to any Restricted Subsidiary), or in part to such acquisition, construction, development or improvement and in part to such redemption and/or repayment. In lieu of applying all or any part of such amount to such redemption the Company may, within one year of such transfer, deliver to the Trustee Securities of any series (other than Securities made the basis of a reduction in a mandatory sinking fund payment) for cancellation and thereby reduce the amount to be applied to the redemption of Securities by an amount equivalent to the aggregate principal amount of the Securities so delivered. (Section 5.07)

MERGER

    The Indenture provides that the Company may consolidate with, or sell or convey all or substantially all of its assets to, or merge into any other corporation, provided that in any such case, (i) the successor corporation shall be a corporation organized and existing under the laws of the United States of America or a State thereof and such corporation shall expressly assume the due and punctual payment of the principal of (and premium, if any) and interest on all the Securities, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such corporation; and (ii) immediately after giving effect to such transaction, no default shall have occurred and be continuing. Notwithstanding the foregoing, if, upon any such consolidation or merger of the Company with or into any other corporation, or upon any sale or conveyance of the property of the Company as an entirety or substantially as an entirety to any other corporation, or upon any acquisition by the Company by purchase or otherwise of all or any part of the properties of another corporation, any Principal Facility would thereupon become subject to any Security Interest securing indebtedness not permitted by the Indenture to be Secured Debt, the Company, prior to such consolidation, merger, sale, conveyance or acquisition, will secure the Securities outstanding, equally and ratably (subject to applicable priorities of payment) with the debt secured by such Security Interest. (Article Twelve)

MODIFICATION OF THE INDENTURE

    With the consent of the Holders of more than 50% in aggregate principal amount of any series of Securities then outstanding, waivers, modifications and alterations of the terms of the Indenture may be made which affect the rights of the Holders of such series of Securities, except that no such modification or alteration may be made which will (a) extend the time of payment of the principal at maturity of, or the interest on, any such series of Securities, or reduce principal or premium or the rate of interest, without the consent of the Holder thereof, or (b) without the consent of all of the Holders of any series of Securities then outstanding, reduce the percentage of Securities of any such series, the Holders of which are required to consent (i) to any such supplemental Indenture, (ii) to rescind and annul a declaration that the Securities of any series are due and payable as a result of the occurrence of an Event of Default, (iii) to waive any past default under the Indenture and its consequences and (iv) to waive compliance with certain other provisions contained in the Indenture. (Sections 5.09 and 11.02) In addition, as indicated under "Events of Default" below, Holders of a majority in aggregate principal amount of the Securities of any series then outstanding may waive past defaults in certain circumstances and may direct the Trustee in enforcement of remedies. The Company and the Trustee may, without the consent of any Holders, modify and supplement the Indenture (i) to evidence the succession of another corporation to the Company under the Indenture; (ii) to evidence and provide for the replacement of the Trustee; (iii) with the Company's concurrence, to add to the covenants of the Company for the benefit of the Holders; (iv) to modify the Indenture to permit the qualification of any supplemental indenture under the Trust Indenture Act of 1939 (the "Trust Indenture Act"); and for certain other purposes. (Section 11.01)

DEFEASANCE, SATISFACTION AND DISCHARGE PRIOR TO MATURITY OR REDEMPTION

    DEFEASANCE OF ANY SERIES. If the Company shall deposit with the Trustee, in trust, at or before maturity or redemption, lawful money or direct obligations of the United States of America or obligations the principal of and interest on which are guaranteed by the United States of America in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates of such obligations will provide funds sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay when due the principal (and premium, if any) and interest to maturity or to the redemption date, as the case may be, with respect to any series of Outstanding Securities, then the Company may cease to comply with the terms of the Indenture, including the restrictive covenants described above and the Events of Default described in clauses (d) and (e) under "Events of Default" below, except for (1) the Company's obligation to duly and punctually pay the principal of (and premium, if any) and interest on such series of Securities if the Securities are not paid from the money or securities held by the Trustee, (2) the Events of Default described in clauses (a), (b),
(c),  (f)  and  (g) under  "Events  of  Default" below,  and  (3)  certain other provisions of the Indenture including, among others, those relating to registration, transfer and exchange, lost or stolen securities, maintenance of place of payment and, to the extent applicable to such series, the redemption and sinking fund provisions of the Indenture. Defeasance of Securities of any series is subject to the satisfaction of certain specified conditions, including, among others, (i) the absence of an Event of Default at the date of the deposit, (ii) the perfection of the Holders' security interest in such deposit, and (iii) the absence of any conflicting interest of the Trustee under the Trust Indenture Act. (Section 13.02)

    SATISFACTION AND DISCHARGE OF ANY SERIES. Upon the deposit of money or securities contemplated above and the satisfaction of certain conditions, the Company may also cease to comply with its obligation duly and punctually to pay the principal of (and premium, if any) and interest on a particular series of Securities, or with any Events of Default with respect thereto, and thereafter the Holders of such series of Securities shall be entitled only to payment out of the money or securities deposited with the Trustee. Such conditions include, among others, except in certain limited circumstances involving a deposit made within one year of maturity or redemption, (i) the absence of an Event of Default at the date of deposit or on the 91st day thereafter, (ii) the delivery to the Trustee by the Company of an opinion of nationally recognized tax counsel, or receipt by the Company from, or publication of a ruling by the United States Internal Revenue Service, to the effect that Holders of the Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and discharge and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred, and (iii) that such satisfaction and discharge will not result in the delisting of the Securities of that series from any nationally recognized exchange on which they are listed. (Section 13.01)

    FEDERAL INCOME TAX CONSEQUENCES. Under current Federal income tax law, the deposit and defeasance described above under "Defeasance of any Series" will not result in a taxable event to any Holder of Securities or otherwise affect the Federal income tax consequences of an investment in the Securities of any series.

    A deposit and discharge described above under "Satisfaction and Discharge of any Series" may be treated as a taxable exchange of such Securities for beneficial interests in the trust consisting of the deposited money or securities. In that event, a Holder of Securities may be required to recognize gain or loss equal to the difference between the Holder's adjusted basis for the Securities and the amount realized by such Holder with respect to such exchange (which generally will be the fair market value of the beneficial interest in such trust). Thereafter, such Holder may be required to include in income a share of the income, gain and loss of the trust. As described above, it is generally a condition to such a deposit and discharge to obtain an opinion of tax counsel, or receipt by the Company from, or publication of a ruling by the United States Internal Revenue Service, to the effect that such deposit and discharge will not alter the Holders' tax consequences that would have been applicable in the absence of the deposit and discharge. Purchasers of the
Securities should consult their own advisors with respect to the tax consequences to them of such deposit and discharge, including the applicability and effect of tax laws other than Federal income tax law.

EVENTS OF DEFAULT

    As to any series of Securities, an Event of Default is defined in the Indenture as being: (a) default for 30 days in payment of any interest on the Securities of such series; (b) failure to pay principal or premium with respect to the Securities of such series, if any, when due; (c) failure in the deposit of any sinking fund installment with respect to any series of Securities when due; (d) failure to observe or perform any other covenant in the Indenture or Securities of any series (other than a covenant or warranty, a default in whose performance or whose breach is specifically dealt with in the section of the Indenture governing Events of Default), if such failure continues for 60 days after written notice by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of such series; (e) uncured or unwaived failure to pay principal of or interest on any other obligation for borrowed money of the Company (including default under any other series of Securities and including default by the Company on any guaranty of an obligation for borrowed money of a Restricted Subsidiary) beyond any period of grace with respect thereto if (i) the aggregate principal amount of any such obligation is in excess of $10,000,000 and (ii) the default in such payment is not being contested by the Company in good faith and by appropriate proceedings; (f) certain events of bankruptcy, insolvency, receivership or reorganization; or (g) any other Event of Default provided with respect to Securities of that series. (Section 7.01) The Trustee or the Holders of 25% in aggregate principal amount of the outstanding Securities of any series may declare the Securities of such series immediately due and payable upon the occurrence of any Event of Default (after expiration of any applicable grace period); in certain cases, the Holders of a majority in principal amount of the Outstanding Securities of any series may waive any past default and its consequences, except a default in the payment of principal, premium, if any, or interest (including sinking fund payments). (Sections 7.01 and 7.07)

    The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default with respect to any such series for which there are Securities outstanding which is continuing, give to the Holders of such
Securities notice of all uncured defaults known to it (the term default to include the events specified above without grace periods); provided that, except in the case of default in the payment of principal (or premium, if any) or interest on any of the Securities of any series or the payment of any sinking fund installment on the Securities of any series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of notice is in the interest of the Securityholders. (Section 7.08)

    Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default with respect to any series of such Securities shall occur and be continuing, the Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders of Securities outstanding of any series unless such Holders shall have offered to the Trustee reasonable indemnity. (Sections 8.01 and 8.02) The right of a Holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent including notice and indemnity to the Trustee, but the Holder has a right to receipt of principal, premium, if any, and interest (subject to certain limitations with respect to defaulted interest) on their due dates or to institute suit for the enforcement thereof. (Section 7.04)

    So long as the Securities of any series remain outstanding the Company will be required to furnish annually to the Trustee an Officers' Certificate stating whether, to the best of the knowledge of the signers, the Company is in default under any of the provisions of the Indenture, and specifying all such defaults, and the nature thereof, of which they have knowledge. (Section 5.08) The Company will also be required to furnish to the Trustee copies of certain reports filed by the Company with the Commission. (Section 6.03)

    The Holders of a majority in principal amount of the Securities outstanding of such series will have the right to direct the time, method and place for conducting any proceeding for any remedy available to the Trustee, or exercising any power or trust conferred on the Trustee, provided that such direction shall be in accordance with law and the provisions of the Indenture. (Section 7.07) The Trustee will be under no obligation to act in accordance with such direction unless such Holders shall have offered the Trustee reasonable security or indemnity against costs, expenses and liabilities which may be incurred thereby. (Section 8.02)

INFORMATION CONCERNING THE TRUSTEE

    First Trust of New York, National Association, Trustee under the Indenture, is also the trustee for the Company's 9.875% Sinking Fund Debentures due March 15, 2011, the Company's 6% Notes due October 15, 2003 and the Company's 7%
Debentures due December 15, 2013, all of which have been issued under the Indenture and are unsecured obligations of the Company ranking equally with the Debt Securities.

                              PLAN OF DISTRIBUTION

    The Company may sell Debt Securities to or through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of the foregoing. Unless otherwise set forth in the Prospectus Supplement, such underwriters will include either or both of Goldman, Sachs & Co. and J.P. Morgan Securities Inc., acting alone or as representatives of a group of underwriters. Either or both of Goldman, Sachs & Co. and J.P. Morgan Securities Inc. may also act as agents.

    The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described in the Prospectus Supplement.

    Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

    If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

    Unless otherwise indicated in the Prospectus Supplement, the Company does not intend to list any of the Debt Securities on a national securities exchange. In the event the Debt Securities are not listed on a national securities exchange, certain broker-dealers may make a market in the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Debt Securities or as to the liquidity of the trading market for the Debt Securities, whether or not the Debt Securities are listed on a national securities exchange. The Prospectus Supplement with respect to any Offered Securities will state, if known, whether or not any broker-dealer intends to make a market in such Offered Securities. If no such determination has been made, the Prospectus Supplement will so state.

                                 LEGAL MATTERS

    The legality of the Debt Securities will be passed upon by White & Case, 1155 Avenue of the Americas, New York, New York 10036, as counsel for the Company, and by Mayer, Brown & Platt, 190 South LaSalle Street, Chicago, Illinois 60603, as counsel for any underwriters or agents. Morton Moskin, a director and shareholder of the Company, was an active member of the firm of White & Case through December 31, 1994. As of September 1, 1995, Mr. Moskin beneficially owned 7,353 shares of the common stock of the Company.

                                    EXPERTS

    The consolidated financial statements of the Company appearing in its Annual Report on Form 10-K for the year ended June 30, 1994 and appearing in its Current Report on Form 8-K dated September 8, 1995 for the year ended June 30, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.